1345 AVENUE OF THE AMERICAS, 11th FLOOR NEW YORK, NEW YORK 10105 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

VIA EDGAR

April 24, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E.

Mail Stop 3010
Washington, D.C. 20549

Attention: Russell Mancuso

Re:	LabStyle Innovations Corp.
Registration Statement on Form S-l (the “Registration Statement”)
File No. 333-194710

Dear Mr. Mancuso:

On behalf of LabStyle Innovations Corp., a Delaware corporation (the “Company”), we hereby respond to a comment letter related to the Registration Statement received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on April 16, 2014. For the Staff’s convenience, the Staff’s comment is listed below in bold-faced type followed by the Company’s response.

1.	We note that you have not yet determined the number of securities to be issued in your February 2014 unregistered transaction nor finalized the terms of the securities. For example, it appears that the number of securities and the terms of the warrants will be established in part by the market price for your common stock during a period established relative to the effective time of this registration statement. Please provide us your analysis of how it is consistent with Section 5 of the Securities Act to register for resale at this time the shares included in the fee table of this registration statement; cite with specificity all authority on which you rely, and include your analysis of why that authority is applicable to your transaction.

We have reviewed the Staff’s comment and believe, contrary to the Staff’s assertion, that (i) the structure of the Company’s February 2014 private placement (the “February 2014 Private Placement”), (ii) the nature of the securities issued or to be issued in the February 2014 Private Placement and (ii) the method by which the amount of securities to be issued in the February 2014 Private Placement is consistent with Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), and the public guidance of the Staff related thereto.

As disclosed in the Registration Statement, investors in the February 2014 Private Placement invested in a standard “public investment in private equity” (or PIPE) transaction and received three types of securities or rights related thereto:

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•	shares of Company common stock (the “Common Stock”);

•	warrants to purchase Common Stock (the “Warrants” and the shares of Common Stock underlying such Warrants, the “Warrant Shares”)[1]; and

•	the right to receive additional shares of Common Stock (the “Adjustment Shares”) if the price per share of the Common Stock paid by investors in the February 2014 Private Placement (namely, $1.88 per share) is greater than the 90% of the average of the ten (10) lowest weighted average prices of the publicly-traded Common stock during the twenty (20) trading day period starting immediately following the earlier of (i) the date on which the Base Shares, Warrant Shares and Adjustment Shares have been registered for resale with the Commission or (ii) are able to be sold without restriction under Rule 144 under the Securities Act (the “Reset Price”).

The Staff is advised that under its agreements with the investors in the February 2014 Private Placement, the Company is only required to register for public resale a definitive number of Adjustment Shares, assuming a $0.80 Reset Price (or a total of 3,006,095 shares of Common Stock). The Company is not required to register for resale any additional Adjustment Shares. In addition, since the Warrants by their terms contain full ratchet anti-dilution protection and an assumed issuance of Adjustment Shares at $0.80 would trigger such protection, the Company is seeking to register for resale an additional 3,325,045 Warrant Shares, again assuming the exercise price of the Warrants was adjusted to $0.80 and the number of Warrant Shares was adjusted upward accordingly. Thus, a total of 6,242,140 shares of Common Stock, representing Adjustment Shares and additional Warrant Shares based on a contractually agreed upon assumed Reset Price of $0.80 per share, are registered for resale, as indicated in the third line of the Calculation of Registration Fee table in the Registration Statement.2

Mindful of the potential Section 5 issues articulated by the Staff in its comment, the Company acknowledges that (i) the maximum number of Adjustment Shares to be issued (if any are to be issued) has not yet been determined and (ii) the potential issuance of the Adjustment Shares that are registered for resale is a price protection mechanism for investors which is intended to ameliorate some (although not all) of the market risk to investors. However, these aspects of the February 2014 Private Placement do not mean that the structure of the offering was inconsistent with Section 5 of the Securities Act. In fact, the offering was fully closed and the mutual consideration received by both the Company and the investors was fully paid for without further conditions as of February 18, 2014. The Company is now only seeking to afford investors the benefit of what they purchased and the rights they were afforded as of the closing of the offering.

It is of critical importance to note that the structure of the February 2014 Private Placement does not require any additional investment decision or any additional funding by investors and, importantly, the Company is not seeking to complete such offering after the effectiveness of, and with the use of, the Registration Statement (which would be the essence of a Section 5 violation). Moreover, the issuance of any Adjustment Shares is not within the control of the investors. While such investors bargained for and received a price protection benefit in the February 2014 Private Placement, if Adjustment Shares are to be issued, they are not required to be paid for. As such, the structure of the February 2014 Private Placement falls outside of the traditional PIPE analysis covered in the Commission’s publicly available Compliance and Disclosure Interpretations (“CDI”), particularly CDI 139.11. In CDI 139.11, the issuer was seeking to register as a secondary offering shares that had not yet been paid for. That is simply not the case here as the February 2014 Private Placement was completed, and thus the regulatory concerns at issue in CDI 139.11 are not at issue in this case.3

1 The Warrants contain a “full ratchet” anti-dilution protection mechanism such that if the Company (subject to certain exceptions) issues securities at a price that is less than the exercise price of the warrants (namely, $2.35) in the future (including upon the potential issuance of Adjustment Shares), the exercise price of the Warrants will be reduced to such lower price and the number of Warrant Shares shall be increased proportionally.

2 We have previously supplementally provided the Staff with a detail Excel file showing the calculations for Adjustment Shares and additional Warrant Shares for each investor in the February 2014 Private Placement.

3 In CDI 139.11, the Staff noted that a condition to be met was that “the investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio . . .” (emphasis added). In the present case, we note that no additional securities are being purchased, so the conditions related to a permissible resale registration stated in CDI 139.11 (including the investor’s market risk) are not applicable.

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Instead, the potential issuance of the Adjustment Shares falls within the scope of the guidance provided by the Staff in CDI 139.10. In CDI 139.10, the issuer agreed with its investors to file a registration statement to register the resale of the common stock issuable on conversion of convertible securities. The securities were convertible into common stock using a conversion ratio based on the issuer’s common stock trading price at the time of conversion. In that case, the Staff advised that the issuer “must make a good-faith estimate of the maximum number of shares that it may issue on conversion to determine the number of shares to register for resale”. In the case of the February 2014 Private Placement, the principle is the same, the only difference being that the Company issued common equity rather than convertible securities. In fact, the Company submits that the two cases are indistinguishable from both an economic and regulatory perspective. The Company was aware that it could not register for public resale all of the Adjustment Shares which could, hypothetically, be issued in the price protection mechanism (assuming, for example, a reset price of $0.01). Rather, in negotiation with the investors, it made a good faith estimate of the lowest potential Reset Price (i.e., $0.80)4 and registered that number of Adjustment Shares for resale accordingly.

The structure whereby price protection and anti-dilution features are based on market prices is not atypical where preferred stock, convertible notes or warrants are utilized, and while the feature is rarer in the case of common equity, it is not unheard of. In CDI 132.06, the Staff addressed the situation where shares were acquired “pursuant to anti-dilution rights attaching to restricted securities”. There, the Staff advised that purposes of calculating the Rule 144 holding period, shares acquired pursuant to anti-dilution rights “dates back to the original placement of shares, not the exercise of the anti-dilution provisions.” While the price protection mechanism memorialized in the Company’s obligation to issue a certain number of Adjustment Shares registered for public resale is not necessarily an “anti-dilution provision,” the Section 5 concept is the same – the anti-dilution securities are acquired at the time of original placement. Analogously, the Adjustment Shares should be viewed as being issued as of the closing date of the February 2014 Private Placement as no additional investment decision need be made by investors. In addition, an identical price mechanism was registered for resale relatively recently in KIT Digital’s Registration Statement (File No. 333-181987, declared effective by the Commission on June 15, 2012). We note for the benefit of the Staff that KIT Digital’s filing does not appear from the public record to have been reviewed by the Staff, although presumably it was screened and no concerns about the structure appear to have been raised.

In our discussions with the Staff relating to its comment, the Staff has rightfully inquired as to the limits of permissible resale registration for the price protection structure appearing in the February 2014 Private Placement. For example, could an issuer register for resale Adjustment Shares assuming a Reset Price of $0.01? The Company submits that, mindful of the regulatory concerns raised by the price protection feature, in connection with the February 2014 Private Placement it has:

(i) as demonstrated above, concluded a valid private placement as of February 18, 2014 without utilizing shares registered for resale on the Registration Statement to complete such private placement, as investors have no further investment decision to make or obligation to purchase Company securities;

4 We note that originally the assumed reset price was $0.50, but prior to the filing of the Registration Statement, and mindful of the potential regulatory concerns at hand, the Company and the majority of the investors agreed to increase the assumed reset price to $0.80.

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(ii) in accordance with CDI guidance, negotiated a good faith estimated maximum floor on the amount of registered Adjustment Shares that investors may receive; and

(iii) structured the offering in terms of the number of securities issued (relative to the Company’s outstanding Common Stock) and the number of investors participating in the offering (19 investors, with no single investor holding more than 15% of the securities registered for resale) so as to avoid any concerns that the Company is seeking to conduct in indirect primary offering in contravention of Commission Rule 415.

Therefore, since the structure of the February 2014 Private Placement adheres to the foregoing principles, the Company submits that such structure is consistent with the requirements of the Securities Act.

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We thank the Staff in advance for its consideration of the foregoing response. We welcome the opportunity to discuss this with you further. Should you have any questions regarding the foregoing, please contact me at (212) 370-1300.

Sincerely,

/s/ Lawrence A. Rosenbloom

Lawrence A. Rosenbloom

cc:   LabStyle Innovations Corp.

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